UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2012

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant's name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Attached to this Report on Form 6-K as Exhibit 1 is a copy of the press release of Paragon Shipping Inc. (the "Company"), dated January 9, 2012, announcing that the Company has appointed Allen & Caron Inc. as its agency for investor relations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: January 9, 2012	By:	/s/ Michael Bodouroglou
	Name:	Michael Bodouroglou
	Title:	Chief Executive Officer

Exhibit 1

PARAGON SHIPPING APPOINTS ALLEN & CARON
FOR INVESTOR RELATIONS

ATHENS, Greece (January 9, 2012) - Paragon Shipping Inc. (NYSE: PRGN) ("Paragon Shipping" or the "Company"), a global shipping transportation company specializing in drybulk cargoes, announced today that it has appointed Allen & Caron Inc. ("Allen & Caron"), headquartered in New York City with offices in Irvine, California and London, as its agency for investor relations.

Paragon Shipping's fleet of drybulk vessels carries a wide range of cargoes and operates worldwide over a variety of trade routes. The Company's strategy is focused on acquiring and operating drybulk vessels as well as building and maintaining enduring relationships with established and reputable charterers. The Company's fleet is currently employed through period time charter contracts, noted Paragon Shipping's Chairman and Chief Executive Officer, Michael Bodouroglou.

"We are actively involved in maintaining what we believe is an attractive fleet profile while expanding our chartering agreements to generate positive cash flow and top-line growth," Bodouroglou said. "While our focus continues to be on a conservative approach to fleet growth and reasonable cost control remains our top priority, we feel we are well-positioned to seek new strategic partnerships and opportunities whenever they arise. With this in mind, we look forward to a broader visibility in the investment community and with the financial media and therefore selected Allen & Caron, an agency with a solid reputation in those influential circles and a history of success."

The Chairman and Chief Executive Officer of Allen & Caron, Joe Allen, commented: "Paragon Shipping's position in the global shipping industry and respected management team, as well as its strategy to generate growth and sustainable profitability, offer an interesting and compelling investment opportunity that will be the focus of our efforts going forward."

About Paragon Shipping
Paragon Shipping is a Marshall Islands-based international shipping company with executive offices in Athens, Greece specializing in the transportation of drybulk cargoes. The Company's current fleet consists of ten drybulk vessels with a total carrying capacity of 704,772 dwt. In addition, Paragon Shipping entered into contracts for the construction of four Handysize drybulk carriers that are scheduled to be delivered in 2012 and two 4,800 TEU Containerships that are scheduled to be delivered in 2013 and, as a result, will increase the fleet size to fourteen drybulk vessels with a total carrying capacity of 853,572 dwt and two Containerships with a total carrying capacity of 9,600 TEU.

For more information, visit: www.paragonship.com. The information contained on the Company's website does not constitute part of this press release.

About Allen & Caron Inc.
Allen & Caron is a full-service corporate, investor and marketing communications agency serving the needs of public companies. The Allen & Caron international client base includes emerging growth companies in a range of industry segments. The firm has offices in Irvine, California; New York City and London; and has an affiliate relationship with a leading investor relations firm in Italy, which has offices in Milan and Rome.

For more information, visit:

www.allencaron.com | www.smallcapworld.wordpress.com| www.twitter.com/AllenCaron

Forward-Looking Statements
Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. These forward-looking statements are based on our current expectations and beliefs and are subject to a number of risk factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such risks and uncertainties include without limitation the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for drybulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors, as well as other risks that have been included in filings with the Securities and Exchange Commission, all of which are available at www.sec.gov.

Contacts

Paragon Shipping Inc.
info@paragonship.com

Allen & Caron Inc.
Rudy Barrio (Investors)
r.barrio@allencaron.com
(212) 691-8087

Len Hall (Media)
len@allencaron.com
(949) 474-4300